

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2011

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

   Re: Intermec, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed April 16, 2010
     File No. 001-13279

Dear Mr. Driessnack:

   We have completed our review of your filing and response letter dated January 27, 2011 and have no further comments on the specific issues raised.

        Sincerely,

        Mark P. Shuman
        Legal Branch Chief